UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )

Funko, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

361008105
(CUSIP Number)

Lauren Goldberg
TCG Capital Management, LP
12180 Millennium Drive, Suite 500
Playa Vista, California 90094
(310) 633-2900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361008105
1	NAMES OF REPORTING PERSONS
TCG 3.0 Fuji, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
12,520,559 shares of Class A Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
12,520,559 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,520,559 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 361008105
1	NAMES OF REPORTING PERSONS
TCG Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
12,520,559 shares of Class A Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
12,520,559 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,520,559 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 361008105
1	NAMES OF REPORTING PERSONS
TCG 3.0-A, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
12,520,559 shares of Class A Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
12,520,559 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,520,559 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 361008105
1	NAMES OF REPORTING PERSONS
TCG 3.0-B, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
12,520,559 shares of Class A Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
12,520,559 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,520,559 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 361008105
1	NAMES OF REPORTING PERSONS
TCG 3.0 Co-Invest, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
12,520,559 shares of Class A Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
12,520,559 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,520,559 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 361008105
1	NAMES OF REPORTING PERSONS
TCG 3.0 Fuji Co-Invest, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
12,520,559 shares of Class A Common Stock

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
12,520,559 shares of Class A Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,520,559 shares of Class A Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1.	Security and Issuer

(a)  This Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Funko, Inc. (the “Issuer”).

(b)  The principal executive office of the Issuer is located at 2802 Wetmore Avenue, Everett, WA 98201.

Item 2.	Identity and Background

For information with respect to the identity and background of each director or general partner and executive officer, as applicable, of the Reporting Persons, see Schedule 1 attached hereto.

(a)  The persons and entities filing this Schedule 13D are (collectively, the “Reporting Persons”):

(i)	TCG 3.0 Fuji, LP, a Delaware limited partnership (“Fuji”)

(ii)	TCG Capital Management, LP, a Delaware limited partnership (“TCG Management”)

(iii)	TCG 3.0-A, LP, a Delaware limited partnership (“TCG A”)

(iv)	TCG 3.0-B, LP, a Delaware limited partnership (“TCG B”)

(v)	TCG 3.0 Co-Invest, LP, a Delaware limited partnership (“TCG Co-Invest”)

(vi)	TCG 3.0 Fuji Co-Invest, LP, a Delaware limited partnership (“Fuji Co-Invest”)

(b)  The address of the principal place of business of each Reporting Person is 12180 Millennium Drive, Suite 500, Playa Vista, CA 90094.

(c)  The principal business of:

(i)	Fuji is to facilitate investments in other companies

(ii)	TCG Management is to advise companies as to investments

(iii)	TCG A is to facilitate investments in other companies

(iv)	TCG B is to facilitate investments in other companies

(v)	TCG Co-Invest is to facilitate investments in other companies

(vi)	Fuji Co-Invest is to facilitate investments in other companies

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship or Place of Organization for each Reporting Person is Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

On May 19, 2022, Fuji purchased 12,520,559 shares of Class A Common Stock from entities affiliated with ACON Funko Investors, L.L.C. (such entities, collectively, “ACON”) at a price of $21.00 per share for an aggregate sale price of $262,931,739 (the “ACON Sale”).  The purchase was paid in cash and was funded by contributions from the members of TCG A, TCG B, TCG Co-Invest and Fuji Co-Invest (collectively, the “Partners”).

Item 4.	Purpose of Transaction

Fuji purchased the Class A Common Stock in the ACON Sale as a strategic investment.  The information in Item 6 is incorporated by reference herein.  Except as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed in Schedule 1 to this Schedule 13D, have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

In connection with the SPA (as defined in Item 6 below), ACON’s designees to the Issuer’s Board of Directors (the “Board”), Ken Brotman and Adam Kriger, resigned from the Board effective May 19, 2022.  As previously reported, on May 3, 2022, the Board appointed Jesse Jacobs to the Board, and on May 16, 2022, the Board appointed Richard A. Paul to the Board, each effective May 19, 2022. Fuji has designated Messrs. Jacobs and Paul to serve on the Board pursuant to the terms of the SHA (as defined in Item 6 below), and each has agreed with Fuji that he will resign from the Board upon request by Fuji, subject to the terms and conditions of the SHA.

The information provided and incorporated by reference in Item 6 is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a), (b)  See cover page for Fuji.  As of the date hereof, Fuji directly owns 12,520,559 shares of Class A Common Stock, representing approximately 26.9% of outstanding Class A Common Stock.  All percentages reported herein are calculated based upon 46,477,272 shares outstanding, representing (i) 41,188,098 shares of Class A Common Stock outstanding as of May 3, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2022, plus (ii) 5,289,174 shares of Class A Common Stock issued on May 19, 2022 upon exchanges by ACON of its common units in Funko Acquisition Holdings, L.L.C. (“Funko Holdings”).

See cover page for each Partner.  The Class A Common Stock shown as beneficially owned by any Partner is the same Class A Common Stock identified as beneficially owned by Fuji.  Because the Partners collectively own all of Fuji, the Partners may be deemed to share beneficial ownership or voting or dispositive power over the securities directly held by Fiji.

See cover page for TCG Management.  TCG Management acts as investment manager for Fuji and the Partners.  TCG Management, as investment manager for Fuji and the Partners, may be deemed to share beneficial ownership or voting and dispositive power over the securities directly held by Fuji.

(c)  None of the Reporting Persons has effected any transaction in shares of Class A Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The descriptions below of the SPA, SHA and RRA (each as defined below) are intended as a summary only and each is qualified in its entirety by reference to such agreements, each of which are filed as exhibits to this Schedule 13D and incorporated by reference herein.  The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.  Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Stock Purchase Agreement

On May 3, 2022, Fuji and ACON entered into a Stock Purchase Agreement (the “SPA”), pursuant to which ACON agreed to sell, and Fuji agreed to buy, the 12,520,559 shares of Class A Common Stock that are the subject of this Schedule 13D. In connection with the SPA, ACON’s designees to the Board agreed to resign from the Board. The transactions contemplated by the SPA became effective upon the closing of the ACON Sale on May 19, 2022.

Stockholders Agreement

As previously announced by the Issuer, on May 3, 2022, the Issuer entered into a Stockholders Agreement (the “SHA”), by and between the Issuer and Fuji, to provide for certain rights and obligations of Fuji in its capacity as a holder of Class A Common Stock. Pursuant to the terms of the SHA, Fuji (i) is entitled to designate for nomination to the Board up to two directors, (ii) is obligated to cause its shares to be present for quorum purposes at meetings of the Issuer’s stockholders, (iii) is obligated to cause its shares to be voted for each director designee nominated by the Board, (iv) has agreed not to acquire additional equity securities of the Issuer, subject to certain exceptions, including that Fuji may acquire up to 31.3% of the Issuer’s issued and outstanding Class A Common Stock, including all Class A Common Stock issuable upon redemption of common units of Funko Holdings, and (v) has agreed not to announce, pursue or facilitate certain business combinations and proxy proposals.

Pursuant to the SHA, the Issuer has agreed (i) to take all commercially reasonable action to cause (a) the Board to be comprised of at least seven directors or such other number of directors as the Board may determine, and (b) Fuji’s designees to be included in the slate of nominees for the Board, (ii) to seek shareholder approval of certain amendments to the Issuer’s certificate of incorporation at the Issuer’s 2023 annual meeting of stockholders or such subsequent annual meetings of stockholders until such amendments are approved, and (iii) not to take certain actions without Fuji’s consent, for so long as Fuji owns at least 22% of of the Issuer’s issued and outstanding Class A Common Stock, including all Class A Common Stock issuable upon redemption of common units of Funko Holdings, including (a) certain change of control transactions, (b) certain reorganization and bankruptcy transactions, (c) the creation of certain new classes of capital stock, (d) certain issuances of equity securities of the Issuer or its subsidiaries, (e) amendments of the certificate of incorporation or bylaws of the Issuer or its subsidiaries to the extent such amendments would materially and adversely impair the rights of Fuji, (f) certain changes in the management of Funko Holdings and (g) certain actions that would negatively affect Fuji’s ownership of securities of the Issuer.

Registration Rights Agreement

On May 3, 2022, Fuji executed a joinder to the Issuer’s registration rights agreement (the “RRA”), which grants certain registration rights with respect to the Class A Common Stock owned by Fuji. A copy of the RRA and joinder are attached hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.
Stock Purchase Agreement, dated May 3, 2022, by and among ACON Funko Investors, L.L.C., ACON Funko Investors Holdings 1, L.L.C., ACON Funko Investors Holdings 2.5, L.L.C., ACON Funko Investors Holdings 3.5, L.L.C., ACON Funko Manager, L.L.C., Ken Brotman, Adam Kriger and TCG 3.0 Fuji, LP.

B.	Stockholders Agreement, dated as of May 3, 2022, by and among Funko, Inc. and TCG 3.0 Fuji, LP.

C.
Registration Rights Agreement, dated as of November 1, 2017, among Funko, Inc. and the other persons named as parties therein (incorporated herein by reference to Exhibit 10.16 to the Issuer’s Annual Report on Form 10-K, filed by the Issuer with the SEC on March 3, 2022).

D.	Registration Rights Agreement Joinder and Amendment, dated as of May 3, 2022, between Funko, Inc. and TCG 3.0 Fuji, LP.

E.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2022

TCG 3.0 FUJI, LP		TCG CAPITAL MANAGEMENT, LP

By: TCG 3.0 Fuji Co-Invest GP, LLC, its general partner		By: TCG Capital Management GP, LLC, its general partner

By:	/s/ Jesse Jacobs	By:	/s/ Jesse Jacobs
	Name: Jesse Jacobs		Name: Jesse Jacobs
	Title: Managing Partner		Title: Managing Partner

TCG 3.0-A, LP		TCG 3.0-B, LP

By: TCG 3.0 GP, LLC, its general partner		By: TCG 3.0 GP, LLC, its general partner

By:	/s/ Jesse Jacobs	By:	/s/ Jesse Jacobs
	Name: Jesse Jacobs		Name: Jesse Jacobs
	Title: Managing Partner		Title: Managing Partner

TCG 3.0 CO-INVEST, LP		TCG 3.0 FUJI CO-INVEST, LP

By: TCG 3.0 INPRS GP, LLC, its general partner		By: TCG 3.0 Fuji Co-Invest GP, LLC, its general partner

By:	/s/ Jesse Jacobs	By:	/s/ Jesse Jacobs
	Name: Jesse Jacobs		Name: Jesse Jacobs
	Title: Managing Partner		Title: Managing Partner

SCHEDULE I

TCG 3.0 FUJI, LP
GENERAL PARTNER

Name	Present Business Address	Citizenship
TCG 3.0 Fuji Co-Invest GP, LLC	12180 Millennium Drive, Suite 500 Playa Vista, CA 90094	Delaware

TCG CAPITAL MANAGEMENT, LP
GENERAL PARTNER

Name	Present Business Address	Citizenship
TCG Capital Management GP, LLC	12180 Millennium Drive, Suite 500 Playa Vista, CA 90094	Delaware

TCG 3.0-A, LP
GENERAL PARTNER

Name	Present Business Address	Citizenship
TCG 3.0 GP, LLC	12180 Millennium Drive, Suite 500 Playa Vista, CA 90094	Delaware

TCG 3.0-B, LP
GENERAL PARTNER

Name	Present Business Address	Citizenship
TCG 3.0 GP, LLC	12180 Millennium Drive, Suite 500 Playa Vista, CA 90094	Delaware

TCG 3.0 CO-INVEST, LP
GENERAL PARTNER

Name	Present Business Address	Citizenship
TCG 3.0 INPRS GP, LLC	12180 Millennium Drive, Suite 500 Playa Vista, CA 90094	Delaware

TCG FUJI CO-INVEST, LP
GENERAL PARTNER

Name	Present Business Address	Citizenship
TCG 3.0 Fuji Co-Invest GP, LLC	12180 Millennium Drive, Suite 500 Playa Vista, CA 90094	Delaware